United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G

Under the securities exchange act of 1934

GENETIC TECHNOLOGIES LIMITED

(Name of Issuer)

ADR

(Title of Class of Securities)

37185R109

(CUSIP Number)

December 19, 2013

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	❑
		(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

290,484* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,484* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:		❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.5%* (See Item 4)

12.	TYPE OF REPORTING PERSON

OO

* Subject to adjustment. (See Item 4)

1.	NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	❑
		(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:		❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

HC

*Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

John C. Kirkland

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
		(a)	❑
		(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:		❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Brendan T. O’Neil

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
		(a)	❑
		(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:		❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Richard H. Kreger

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
		(a)	❑
		(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:		❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Keith Coulston

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
		(a)	❑
		(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:		❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

ITEM 1	(a)	Name of Issuer:

Genetic Technologies Limited

	(b)	Address of Issuer’s Principal Executive Offices:

60-66 Hanover Street
Fitzroy, Victoria, 3065, Australia

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of ordinary shares convertible into ADRs beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”) and IGP’s managing members John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston with respect to the shares and ADRs that may be obtained by IV.

	(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of IV is:

Harbour House, 2nd Floor
Waterfront Drive
Road Town, Tortola, British Virgin Islands VG1110

The address of the principal business office of IGP and Messrs. Kirkland, O’Neil and Coulston is:

Palisades Village Center
881 Alma Real Drive, Suite 305
Los Angeles, California 90272-3731

The address of the principal business office of Mr. Kreger is:

Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174-2699

	(c)	Citizenship:

IV is a British Virgin Islands business company.
IGP is a Delaware limited liability company.
Messrs. Kirkland, O’Neil, Kreger and Coulston are United States citizens.

	(d)	Title of Class of Securities:

American Depository Shares, represented by American Depository Receipts (ADRs), converted from Australian ordinary shares at a ratio of 1:30.

	(e)	CUSIP Number:

37185R109

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
	❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
	❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	❑	d.	Investment company registered under Section 8 of the Investment
Company Act.
	❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	❑	f.	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F)
	❑	g.	A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G)
	❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act
	❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See item 9 of cover pages.

	(b)	Percent of class: See item 11 of cover pages.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

On December 19, 2013, the issuer issued to IV a US $5 Million convertible note in exchange for $5 Million in cash that IV paid upon issuance. The note is convertible into ordinary shares or American Depository Receipts at a fixed price of US $3.00 per ADR. The issuer also has the option, in its sole and absolute discretion, to pay interest in ordinary shares or ADRs. IV has the option to purchase a further convertible note for up to an additional $5 Million, which would be convertible at a fixed price of $4.00 per ADR. To date IV has converted 8,714,541 ordinary shares convertible into 290,484 ADRs. None of the other reporting persons currently owns any ordinary shares of the issuer.

In connection with the transaction, IV represented that none of the reporting persons have ever shorted the issuer’s stock, none hold any short position, and none will engage in or effect, directly or indirectly, any short sale for so long as IV owns any shares of the issuer.

IV is prohibited from receiving any shares that would cause it to be deemed to beneficially own more than 4.99% of the issuer’s total outstanding ordinary shares at any one time. For purposes of calculating the percent of class, the reporting persons have assumed that there are 572,694,121 ordinary shares currently outstanding, such that 8,714,541 shares issued to IV would represent approximately 1.5% of the ordinary shares outstanding immediately after such issuance.

IV is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of common stock owned by IV is exercised by David Sims, Director. However, for so long as IV holds any shares, it is prohibited from, among other actions: (1) voting any shares of issuer common stock owned or controlled by them, exercising any dissenter’s rights, executing or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in them collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 4.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of IGP and Messrs. Kirkland, O’Neil, Kreger and Coulston disclaims beneficial ownership or control of any of the securities covered by this statement. IGP and Messrs. Kirkland, O’Neil, Kreger and Coulston directly own no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. Kirkland, O’Neil, Kreger and Coulston may be deemed to beneficially own or control the shares owned by IV. Messrs. Kirkland, O’Neil and Kreger are each managing directors, members and 30% beneficial owners of IGP. Mr. Coulston is a director, member and 10% beneficial owner of IGP. IGP is a stockholder and beneficial owner of IV.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 6, 2014	IRONRIDGE GLOBAL IV, LTD.

		By:	/s/ David Sims
Name: David Sims
Its: Director

IRONRIDGE GLOBAL PARTNERS, LLC

		By:	/s/ John Kirkland
		Name:	John Kirkland
Its: Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil

/s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston.

Exhibit 1

Ironridge Global IV, Ltd. is a subsidiary of Ironridge Global Partners, LLC.

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of the date first set forth below, is made by and among Ironridge Global IV, Ltd., a British Virgin Islands business company, Ironridge Global Partners, LLC, a Delaware limited liability company, John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filers.

Dated:	January 6, 2014	IRONRIDGE GLOBAL IV, LTD.

		By:	/s/ David Sims
Name: David Sims
Its: Director

IRONRIDGE GLOBAL PARTNERS, LLC

		By:	/s/ John Kirkland
		Name:	John Kirkland
Its: Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil

/s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston